MultiMetaVerse Holdings Limited

Building D3, No. 718, Lingshi Road,

Jingan District Shanghai,

China

June 20, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alexandra Barone

Re:	Request for Acceleration of Effectiveness

MultiMetaVerse Holdings Limited

Registration Statement on Form F-1

File No. 333-269609

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, MultiMetaVerse Holdings Limited (the “Company”) hereby respectfully requests that the effectiveness of the above referenced registration statement on Form F-1, File No. 333-269609, as amended, be accelerated by the Commission so that it will become effective at 4:00 p.m. Eastern Time on June 22, 2023, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Please contact Jia Yan at 86 (021) 6103-2969 or Devin Geng at 86 (021) 6103-2971 of Paul Hastings LLP with any questions you may have. In addition, please notify Mr. Yan or Mr. Geng when this request for acceleration has been granted.

Very truly yours,

MultiMetaVerse Holdings Limited

By:	/s/ Yiran Xu
	Name:	Yiran Xu
	Title:	Chief Executive Officer

cc:	Jia Yan and Devin Geng
Paul Hastings LLP